September 8, 2011

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Michael McTiernan
Mr. Adam F. Turk

Re:	American Tower REIT, Inc. (File No. 333-174684)
Amendment No. 3 to Registration Statement on Form S-4, filed August 25, 2011

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower REIT, Inc. (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on August 25, 2011 (the “Registration Statement”). Such comment is set forth in Mr. McTiernan’s letter, dated September 1, 2011 (the “Comment Letter”), to Edmund DiSanto, General Counsel of the Company. As used herein, the terms “American Tower,” “we,” “our” and “us” refer to American Tower Corporation and its subsidiaries with respect to the period prior to the merger described in the Registration Statement, and American Tower REIT, Inc. and its subsidiaries with respect to the period after such merger.

For reference purposes, the Staff’s numbered comment has been reproduced in italics herein with the Company’s response immediately following such comment.

Background of the REIT Conversion and the Merger, page 38

1.	We note your reference on page 39 to the “valuation methodology” prepared by Goldman Sachs and presented to the board. Please provide an analysis as to why you believe Item 4(b) of Form S-4 does not apply to this report.

Response to Comment No. 1

The Company believes that Item 4(b) of Form S-4 is inapplicable to the valuation methodology presentation prepared by Goldman Sachs, referred to as the presentation materials, because the presentation materials are not materially related to the merger or relevant to the matter before our stockholders.

As described in the Registration Statement, the stockholders of American Tower will be asked to vote on the merger of American Tower into the Company, which is not a condition to, or requirement for, the REIT conversion. The REIT conversion does not require stockholder approval and stockholder approval is not being sought with respect to the REIT conversion. In May 2011, our board of directors approved the commencement of the steps necessary to reorganize American Tower to qualify as a REIT for tax purposes no earlier than January 1, 2012. While our board of directors expects that these steps will include the completion of the merger as described in the Registration Statement, the final decision to convert to a REIT and the manner in which the conversion is effected is an independent decision by our board of directors and may be made regardless of whether the Company obtains stockholder approval for the merger.

Additionally, the presentation materials were prepared collaboratively with our senior management for the principal purpose of providing background information to our board of directors on the possible valuation approaches that could be used to determine the value of the Company’s assets for REIT qualification purposes. Our senior management team subsequently prepared an internal valuation report based on one of the identified valuation approaches to assist our board of directors in determining the nature and value of the assets set forth in our audited financial statements for purposes of the various REIT asset and income tests under Section 856 of the Internal Revenue Code. The presentation materials were merely educational in nature for the sole benefit of our senior management team and board of directors with regard to possible valuation methodologies, and the board of directors relied upon the internal valuation report to make their assessment with respect to the valuation of our assets for purposes of the REIT tests.

For the foregoing reasons, we respectfully submit that Item 4(b) of Form S-4 is not applicable to the presentation materials prepared by Goldman Sachs.

# # # #

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments. If the Staff has any questions or would like further information concerning the Company’s responses to the Comment Letter, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Edmund DiSanto
Edmund DiSanto Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc:	Thomas A. Bartlett

Michael John McCormack, Esq.

Mneesha Nahata, Esq.

    American Tower REIT, Inc.

Gilbert G. Menna, Esq.

Suzanne D. Lecaroz, Esq.

    Goodwin Procter LLP

Craig B. Brod, Esq.

Sandra L. Flow, Esq.

    Cleary Gottlieb Steen & Hamilton LLP

Ameek A. Ponda, Esq.

William J. Curry, Esq.

    Sullivan & Worcester LLP